4675 MacArthur Court, Suite 800	J. Nathan Jensen
Newport Beach, California 92660	Vice President and General Counsel
www.cleanenergyfuels.com

VIA EDGAR

July 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

RE:                          Clean Energy Fuels Corp.

Form 10-K for the Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-33480

Dear Ms. Thompson:

We are in receipt of the comment letter dated July 8, 2014 from the staff (“Staff”) of the U.S. Securities and Exchange Commission relating to the above-referenced filing by Clean Energy Fuels Corp. (the “Company” or “we”), wherein the Staff has requested that the Company respond to the letter within ten business days.

The Company respectfully informs the Staff that it expects to provide comprehensive written responses to the Staff’s comments no later than August 8, 2014.  The Company needs the additional time to prepare its responses in order to obtain necessary input from certain key personnel who have been out of the office and from others who are actively engaged in the closing of the Company’s second quarter and the preparation of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

If you have any questions or require additional information, please contact me at (949) 437-1180 or njensen@cleanenergyfuels.com.

Very truly yours,

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President and General Counsel
Clean Energy Fuels Corp.

cc:                                Yong Kim, Securities and Exchange Commission

Andrew Blume, Securities and Exchange Commission

Richard R. Wheeler, Clean Energy Fuels Corp.

Steven G. Rowles, Morrison & Foerster LLP